Exhibit 107

The final pricing supplement to which this Exhibit is attached is a corrective filing. The final pricing supplement filed on February 23, 2022 to the final prospectus for the related offering was inadvertently filed without this exhibit.

The maximum aggregate offering price of the related offering was $3,500,000,000.